SEC 1745   Potential persons who are to respond to the collection of information
(02-02) contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  UNITED STATES                OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION      OMB Number:

                             Washington, D.C. 20549            Expires:

                                  SCHEDULE 13G                 Estimated average
                                 (Rule 13d-102)                burden hours per
                                                               response.

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                                 Vubotics, Inc.
                                (Name of Issuer)

                    Common Stock, par value $ .001 per share
                         (Title of Class of Securities)

                                    92909L102
                                 (CUSIP Number)

                                 August 12, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [     ]   Rule 13d-1(b)
  [  X  ]   Rule 13d-1(c)
  [     ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP No. 92909L102

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
            Potomac Capital Management LLC
            13-3984298

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)     [     ]
            (b)     [     ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization
            New York

Number of          5.   Sole Voting Power
Shares                   3,228,828
Beneficially
Owned by           6.   Shared Voting Power
Each                    0
Reporting
Person With        7.   Sole Dispositive Power
                        3,228,828

                   8.   Shared Dispositive Power
                        0

     9.     Aggregate Amount Beneficially Owned by Each Reporting Person
            The Reporting Persons own an aggregate of 3,228,828 shares consisting of 1,210,389 shares of common stock; warrants to purchase 1,956,010 shares of common stock; and 62,429 Preferred Stock.

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [     ]

     11.    Percent of Class Represented by Amount in Row (9)
            5.8%(1)

     12.    Type of Reporting Person (See Instructions)
            HC; OO (Limited Liability Company)

____________
(1) Based on 52,773,718 shares of common stock of Vubotics, Inc. outstanding as of November 5, 2007; 1,956,010 warrants; and 62,429 Preferred stock. Please note, as per the warrant agreement, the Reporting Persons may only exercise warrants to purchase up to 9.99% of the issued and outstanding shares of common stock.



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

                              CUSIP No. 92909L102

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
            Potomac Capital Management Inc.
            13-3984786

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)     [     ]
            (b)     [     ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization
            New York

Number of          5.   Sole Voting Power
Shares                  4,366,351
Beneficially
Owned by           6.   Shared Voting Power
Each                    0
Reporting
Person With        7.   Sole Dispositive Power
                        4,366,351

                   8.   Shared Dispositive Power
                        0

     9.     Aggregate Amount Beneficially Owned by Each Reporting Person
            The Reporting Persons own an aggregate of 4,366,351 shares consisting of 1,615,082 shares of common stock; warrants to purchase 2,663,697 shares of common stock; and 87,572 shares of Preferred Stock.

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [     ]

     11.    Percent of Class Represented by Amount in Row (9)
            7.9%(2)

     12.    Type of Reporting Person (See Instructions)
            HC; CO

____________
(2) Based on 52,773,718 shares of common stock of Vubotics, Inc. outstanding as of November 5, 2007; 2,663,697 warrants; and 87,572 Preferred Stock.



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

                              CUSIP No. 92909L102

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
            Paul J. Solit

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)     [     ]
            (b)     [     ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization
            U.S.

Number of          5.   Sole Voting Power
Shares                  0
Beneficially
Owned by           6.   Shared Voting Power
Each                    7,595,179
Reporting
Person With        7.   Sole Dispositive Power
                        0

                   8.   Shared Dispositive Power
                        7,595,179


     9.     Aggregate Amount Beneficially Owned by Each Reporting Person
            The Reporting Persons own an aggregate of 7,595,179 shares consisting of 2,825,471 shares of common stock; warrants to purchase 4,619,707 shares of common stock; and 150,001 Preferred Stock, representing in the aggregate 13.20% of the issued and outstanding shares. However, as per the warrant agreement, the Reporting Persons may only exercise warrants to purchase up to 9.99% of the issued and outstanding shares of common stock.

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [     ]

     11.    Percent of Class Represented by Amount in Row (9)
            9.99%

     12.    Type of Reporting Person (See Instructions)
            IN; HC

Item 1.
           (a)  Name of Issuer
                Vubotics, Inc.

           (b)  Address of Issuer's Principal Executive Offices
                5555 Glenridge Connector, Suite 200
                Atlanta, GA 30342


Item 2.
           (a)  Name of Person Filing

                This statement is being filed by
                (i) Potomac Capital Management LLC;
                (ii) Potomac Capital Management Inc.; and
                (iii) Paul J. Solit

           (b)  Address of Principal Business Office or, if none, Residence
                (i), (ii), and (iii)
                825 Third Avenue, 33rd Floor
                New York, New York 10022

           (c)  Citizenship
                (i) New York (ii) Delaware (iii) U.S.

           (d)  Title of Class of Securities
                Common Stock, par value $.001 per share

           (e)  CUSIP Number
                92909L102

Item 3.    Not Applicable

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

POTOMAC CAPTIAL MANAGEMENT LLC
             (a)  Amount beneficially owned:   3,228,828
             (b)  Percent of class:    5.8%
             (c)  Number of shares as to which the person has:
                  (i)   Sole power to vote or to direct the vote 3,228,828
                  (ii)  Shared power to vote or to direct the vote 0
                  (iii) Sole power to dispose or to direct the disposition of
                        3,228,828
                  (iv)  Shared power to dispose or to direct the disposition of
                        0

POTOMAC CAPITAL MANAGEMENT INC.
             (a)  Amount beneficially owned:      4,366,351
             (b)  Percent of class:    7.9%
             (c)  Number of shares as to which the person has:
                  (i)   Sole power to vote or to direct the vote 4,366,351
                  (ii)  Shared power to vote or to direct the vote 0
                  (iii) Sole power to dispose or to direct the disposition of
                        4,366,351
                  (iv)  Shared power to dispose or to direct the disposition of
                        0

PAUL J. SOLIT
             (a)  Amount beneficially owned:   7,595,179
             (b)  Percent of class:    9.99%
             (c)  Number of shares as to which the person has:
                  (i)   Sole power to vote or to direct the vote 7,595,179
                  (ii)  Shared power to vote or to direct the vote 0
                  (iii) Sole power to dispose or to direct the disposition of
                        7,595,179
                  (iv)  Shared power to dispose or to direct the disposition of
                        0

Item 5.      Ownership of Five Percent or Less of a Class
If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Exhibit A attached hereto.

Item 8.      Identification and Classification of Members of the Group
Not Applicable.

Item 9.      Notice of Dissolution of Group
Not Applicable.

Item 10.     Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 3rd day of September , 2008

                                            POTOMAC CAPITAL MANAGEMENT LLC

                                            By:   /s/ Paul J. Solit
                                                  ------------------------------
                                                  Paul J. Solit, Managing Member

                                            POTOMAC CAPITAL MANAGEMENT INC.

                                            By:   /s/ Paul J. Solit
                                                  ------------------------------
                                                  Paul J. Solit, President

                                            PAUL J. SOLIT

                                            By:   /s/ Paul J. Solit
                                                  ------------------------------
                                                  Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A     Identification of entities which acquired the shares which are the subject of this report on Schedule 13G.

Exhibit B     Joint Filing Agreement dated September 3, 2008 among Potomac
              Capital Management LLC, Potomac Capital Management, Inc. and
              Paul J. Solit




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